Filed Pursuant to Rule 433

Registration No. 333-158663

STEP Income Securities® (STEPS®) are Market-Linked Investments designed to give you regular income in addition to growth potential. STEPS are debt securities of an issuing company that are linked to an asset. They’re usually linked to a single stock, though there are also index-, currency- and commodity-linked STEPS, among others.

STEPS pay quarterly interest coupons based on a fixed annual rate. At maturity they may also pay an additional “STEP Payment” if the linked asset exceeds a predetermined “Threshold Value” (which is usually the same as the return represented by your interest payments). Downside exposure to declines in the linked asset is on a one-to-one basis, but it is mitigated by the STEPS interest payments and some STEPS have an additional buffer against a certain percentage of the losses. Like other corporate bonds, STEPS are also subject to issuer credit risk.

    STEPS are available in $10 increments (minimum purchase of $1,000 required), with maturities ranging from six months to two years. They can be purchased in new-issue offerings or in the secondary market. They’re registered with the Securities and Exchange Commission and may be listed on public exchanges. STEPS can express a bullish or a bearish view, with bearish STEPS paying a STEP Payment if the linked asset declines by a percentage equal to or greater than your interest rate.

How can STEPS play a role in my investment strategy?

STEPS offer a way to combine some of the features of growth stocks with those of dividend-paying stocks and traditional debt securities. Suppose you own a large concentration of stock in a single company and are concerned about the risk that represents. You might sell some of that stock and buy an equal amount of STEPS linked to the same stock. Regardless of how the stock performs, you’ll receive regular interest payments. And if the stock increases (or, in the case of bearish STEPS, decreases) by a percentage greater than the return from your interest, you’ll still be able to capture some of its additional upside.

Payout Profile Shown here are hypothetical payouts at maturity for STEPS linked to a single stock. They feature a one-year maturity, an annual interest rate (and Threshold Value) of 8% and a 4% STEP payment.

Hypothetical information is not a projection of future returns.

This Investor Education Guide provides an overview of STEPS only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal, or tax advisors before investing.

Prior to selling any particular STEPS, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

What advantages do STEPS provide?

■ Enhanced income. The periodic interest payments allow you to receive income where a direct investment in the linked stock or other asset might not.

■ Potential growth. STEPS allow you to participate in a defined percentage of growth if the linked asset meets or exceeds your interest returns.

■ Risk and volatility protection. The interest payments can help mitigate any declines in the linked asset.

■ Simplification. Because Market-Linked Investments such as STEPS offer a simple packaged solution, they reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

■ Complement to long-term strategies. STEPS can be integrated into your overall investment strategy without tying up assets for an extended period.

What risks do STEPS carry?

■ Poor market performance. If the linked asset doesn’t perform well, you could experience lower returns than anticipated and lose some or all of your principal.

■ Lower returns. Compared with a direct investment in the linked asset, your returns are effectively capped by your interest payments and any stated STEP Payment. Depending on underlying market performance, your STEPS may have lower returns than the linked stock or other bonds.

■ Loss of principal. You will lose 1% of principal for every 1% that the linked asset declines. Some STEPS do have a buffer against a portion of the downside.

■ Limited liquidity. A secondary market may or may not develop for STEPS, so you may not be able to sell them prior to maturity. And if you are able to sell them on the secondary market, you may receive less than you paid.

■ Credit risk. If the issuing company goes bankrupt or is unable to pay its debts, you could lose your full investment, even if the linked asset is performing well. STEPS are not secured and are not backed by FDIC insurance or other governmental support.

■ Tax consequences. The interest is taxed as ordinary income and the STEP Payment is taxed as capital gain.

What charges do I pay when purchasing STEPS, and how does Merrill Lynch benefit?

Part of the $10 you pay for every new-issue STEPS unit goes to the Financial Advisor selling you the investment and to cover the purchase of the underlying instruments that make it possible. For example, if these fees total $0.20, the actual unit will be worth $9.80 on the day of purchase. If you buy or sell STEPS on the secondary market, you will pay transaction costs similar to what you pay for traditional debt securities.

    The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the STEPS. When STEPS are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.■

MERRILL LYNCH OFFERS A VARIETY OF MARKET-LINKED INVESTMENTS IN FOUR BASIC CATEGORIES...
MARKET DOWNSIDE PROTECTION Offer exposure to the upside performance of the linked market measure or asset with no or only partial exposure to declines. Payments remain subject to issuer credit risk.	MARKET ACCESS May offer access to markets not even available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked asset.

     ENHANCED INCOME

Offer periodic, variable or fixed interest payments with an added payout at maturity based on the performance of the linked asset. Generally offer no or limited market downside protection.

ENHANCED RETURN Offer the potential to receive better-than-market returns if the linked asset performs well, up to a cap. Generally offer no or limited market downside protection.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America Corporation (BAC). Investment products provided:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

STEP Income Securities® and STEPS® are registered service marks of BAC. MLPF&S is a registered broker-dealer, Member SIPC and a wholly owned subsidiary of BAC.

© 2010 Bank of America Corp. All rights reserved	ARB5D344 374502PM-1110